Exhibit B

TLG IMMOBILIEN AG

Berlin

- ISIN DE000A12B8Z4/WKN A12B8Z -

Settlement Offer to Minority Shareholders

of

WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft

Frankfurt am Main, Germany

- ISIN DE000A1X3X33/WKN A1X3X3 -

On October 6, 2017, TLG IMMOBILIEN AG, Berlin, Germany, entered into a domination agreement (the “Domination Agreement”) with WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft, Frankfurt am Main, Germany (“WCM AG”). This Domination Agreement was approved by the shareholders’ meetings of TLG IMMOBILIEN AG and WCM AG on November 22, 2017 and November 17, 2017, respectively. Following the registration of the Domination Agreement in the commercial register of the local court (Amtsgericht) of Frankfurt am Main, Germany, on February 9, 2018, the Domination Agreement entered into force.

In the Domination Agreement, TLG IMMOBILIEN AG undertook to acquire all shares in WCM AG tendered by minority shareholders of WCM AG in exchange for new bearer shares with no par-value (Stückaktien) in TLG IMMOBILIEN AG, each with a notional value of €1.00, at an exchange ratio of twenty-three bearer shares with no par-value (Stückaktien) of WCM AG (ISIN DE000A12B8Z4) for four new bearer shares with no par-value (Stückaktien) in TLG IMMOBILIEN AG (ISIN DE000A1X3X33) (the “Settlement Offer”).

For the duration of the Domination Agreement, TLG IMMOBILIEN AG guarantees minority shareholders of WCM AG who do not wish to accept the Settlement Offer a fixed annual payment in the form of a guaranteed dividend (the “Guaranteed Dividend”). The Guaranteed Dividend for each fiscal year of WCM AG and each bearer share of WCM AG representing a notional value of €1.00 in the share capital of WCM AG amounts to a gross amount of €0.13 per share (the “Gross Compensation Amount”), less any corporate income tax and solidarity surcharge at the prevailing rate for the relevant fiscal year (the “Net Compensation Amount”). Based on the circumstances at the time of the entering into force of the Domination Agreement, corporate income tax at a rate of 15.0%, plus 5.5% solidarity surcharge thereon (i.e., €0.02 for each no par-value share (Stückaktie) of WCM AG) are deducted from the Gross Compensation Amount. Based on the circumstances at the time of the entering into force of the Domination Agreement, this results in a Net Compensation Amount of €0.11 for each no par-value share (Stückaktie) of WCM AG for every full fiscal year of WCM AG. For the avoidance of doubt, any withholding tax (such as capital gains tax) is withheld from the Net Compensation Amount to the extent required by applicable law. The Guaranteed Dividend will become due on the first banking day following the annual shareholders’ meeting of WCM AG for the preceding fiscal year, and for the first time with respect to the annual shareholders’ meeting of WCM AG to be held in the fiscal year ending December 31, 2019. To the extent that the dividend per share paid by WCM AG for a fiscal year (including pre-payments thereon) falls short of the Net Compensation Amount, the minority shareholders of WCM AG will receive an amount corresponding to the respective shortfall from TLG IMMOBILIEN AG.

The exchange ratio and the Guaranteed Dividend owed to minority shareholders of WCM AG have been derived from the enterprise values of TLG IMMOBILIEN AG and WCM AG and agreed by the management boards of TLG IMMOBILIEN AG and WCM AG, with the approval of their respective supervisory boards. For this purpose, the management boards of TLG IMMOBILIEN AG and WCM AG have jointly mandated ValueTrust Financial Advisors SE, Munich, to prepare an expert opinion on the adequacy of the exit compensation and the Guaranteed Dividend. In addition, BBWP GmbH Wirtschaftsprüfungsgesellschaft, Dusseldorf, Germany, has been appointed as contract auditor upon the joint request of both management boards by the Regional Court (Landgericht) of Frankfurt am Main, Germany. BBWP GmbH Wirtschaftsprüfungsgesellschaft has declared that the Guaranteed Dividend and the exit compensation are appropriate pursuant to Section 293e of the German Stock Corporation Act (Aktiengesetz).

The Domination Agreement entered into force upon its registration in the commercial register of WCM AG, which occurred on February 9, 2018. The registration of the Domination Agreement was announced in accordance with Section 10 of the German Commercial Code (Handelsgesetzbuch) in the electronic information and communications system designated by the State Judicial Administration (Landesjustizverwaltung) under www.handelsregister.de on February 9, 2018. Upon entry into force of the Domination Agreement, minority shareholders of WCM AG are entitled to accept the Settlement Offer. The offer period ends on April 9, 2018 at 24:00 hours (midnight) (Central European Summer Time).

If appraisal proceedings are initiated, the rights of minority shareholders of WCM AG pursuant to Section 305 para. 4 sentence 3 of the German Stock Corporation Act (Aktiengesetz) will remain unaffected.

Minority shareholders of WCM AG may transfer their shares in WCM AG (ISIN DE000A1X3X33) to receive the compensation in bearer shares in TLG IMMOBILIEN AG to their account through their respective custodian bank to Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Germany, in its capacity as settlement agent. Furthermore, minority shareholders of WCM AG are required to submit a written instruction form and authorization, along with an exercise notice, for the acceptance of the Settlement Offer. Minority shareholders of WCM AG can obtain this form from their respective custodian bank.

TLG IMMOBILIEN AG and the Settlement Agent have taken steps to allow for the receipt of the compensation to be free of charge for minority shareholders of WCM AG with a domestic custodian account. Custodian banks are requested to contact the settlement agent for a refund of the custodian fees, if any.

The bearer shares with no-par-value (Stückaktien) of TLG IMMOBILIEN AG that will be issued to minority shareholders of WCM AG who accept the Settlement Offer will be delivered immediately upon the transfer of the respective shares of WCM AG to the settlement agent and will be credited to the custodian accounts of the former shareholders of WCM AG upon completion of all necessary settlement actions. The new bearer shares with no-par-value (Stückaktien) of TLG IMMOBILIEN AG required for the settlement of the Settlement Offer will be created through a capital increase from contingent capital for up to 5,000,000 new bearer shares with no-par-value (Stückaktien) of TLG IMMOBILIEN AG.

Any fractional amounts resulting from the exchange ratio will be compensated in cash. To provide such cash compensation, share fractions due to individual minority shareholders of WCM AG are pooled into full shares of TLG IMMOBILIEN AG for all shares issued at a given date, and the resulting shares of TLG IMMOBILIEN AG are sold on the stock exchange by the settlement agent. Holders of share fractions will receive a compensation in cash corresponding to their pro rata share in the proceeds from the sale of the share of TLG IMMOBILIEN AG created from their share fractions. To the extent that no full shares of TLG IMMOBILIEN AG can be created through pooling in any one round of settlement, the settlement agent will pay a cash compensation equal to the pro rata XETRA closing price of the shares of TLG IMMOBILIEN AG (or a corresponding successor system) two days before such cash is credited by the settlement agent to the relevant custodian banks.

The up to 5,000,000 bearer shares from the contingent capital increase are expected to be admitted to trading on the regulated market segment (regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous admission to the sub-segment thereof, with additional post-admission obligations (Prime Standard). The new bearer shares from the aforementioned contingent capital increase are expected to be declared deliverable in advance on February 13, 2018 on the Frankfurt Stock Exchange.

In connection with the Settlement Offer and the admission to trading of the shares from the contingent capital increase, a securities prospectus of TLG IMMOBILIEN AG has been published on February 9, 2018 on the website of TLG IMMOBILIEN AG www.tlg.de under the “Investor Relations” section. Printed copies of the prospectus are available from TLG IMMOBILIEN AG free of charge during normal business hours at the following address: TLG IMMOBILIEN AG, Hausvogteiplatz 12, 10117 Berlin, Germany.

If proceedings pursuant to the German Act on Appraisal Proceedings (Spruchverfahrensgesetz) are initiated and the court adjudicates a higher settlement, or if TLG IMMOBILIEN AG agrees to a higher compensation for minority shareholders of WCM AG to settle potential claims arising out of, or in connection with, proceedings pursuant to Section 1 no. 1 of the German Act on Appraisal Proceedings (Spruchverfahrensgesetz), minority shareholders of WCM AG are entitled to a corresponding supplement to the compensation under the Domination Agreement. This entitlement may also be claimed by minority shareholders of WCM AG who have already received a settlement regardless of whether the respective minority shareholders of WCM AG participated in any proceedings pursuant to the German Act on Appraisal Proceedings (Spruchverfahrensgesetz).

Berlin, February 2018

TLG IMMOBILIEN AG

The Management Board”